UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Commission File Number 001-15244
CREDIT SUISSE GROUP
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report furnished on Form 6-K contains information on Credit Suisse Group and consists of the Credit Suisse Financial Report 1Q08, which is attached as an exhibit to this Form 6-K and all of which, except the sections entitled “Dear shareholders, clients and colleagues” and “Investor Information”, is incorporated herein by reference.

Unless the context otherwise requires, references herein to “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

References herein to “CHF” are to Swiss francs.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future Credit Suisse Group and others on its behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Credit Suisse Group’s annual report on Form 20-F for the year ended December 31, 2007, and subsequent annual reports on Form 20-F filed by the Group with the US Securities and Exchange Commission (SEC) and Credit Suisse Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Legal proceedings
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Information on the Group’s legal proceedings is set forth in Note 23 – Litigation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q08.
A putative class action was filed on April 21, 2008 in the US District Court for the Southern District of New York against Credit Suisse and certain executives by certain holders of American Depositary Receipts and shares alleging violations of Sections 10 and 20 of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Plaintiffs in this action allege that Credit Suisse’s stock price was artificially inflated as a result of allegedly misleading disclosures relating to the company’s business and financial results.

Exhibits
No. Description

99.1 Credit Suisse Financial Report 1Q08.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date: April 25, 2008

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer